Suite 920, 475 West Georgia Street
Vancouver, BC V6B 4M9
telephone: 604.689-7317 facsimile: 604.688.0094

FOR IMMEDIATE RELEASE

LUNA TO ACQUIRE 50% OF AURIZONA GOLDFIELDS CORPORATION

Vancouver, August 16, 2006 - Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) ("Luna" or the "Company") reports that it has entered into a Share Purchase Agreement dated June 28, 2006, with Eldorado Gold Corp. ("Eldorado") to acquire the shares of Aurizona Goldfields Corporation ("Aurizona") that are owned by Eldorado for US$6,670,000 (the "Purchase Price"). Eldorado's share position in Aurizona represents 50% of Aurizona's issued shares.

The owner of the other 50% of the issued shares of Aurizona is Brascan Rescursos Naturals S.A. ("Brascan"), a wholly owned subsidiary of Brascan Brasil.

Aurizona owns Mineracao Aurizona S.A ("MASA"), its operating company, and MASA's main asset is the 100% ownership of the Piaba gold project (the "Project") in Maranhao State, Brazil. There is an historical resource estimate on the Project. From an internal report prepared for MASA in January of 2000, at a 0.3 g/t Au cut-off grade and a price of US$350/oz Au, the Project has a measured and indicated resource of 12.5 million tonnes at 1.27 g/t Au for 500,000 oz, and an inferred resource of 8.6 million tonnes at 1.27 g/t Au for 350,000 oz. The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

Roscoe Postle Associates have been contracted to provide a 43-101 report on the Project. The report will include an updated resource estimate and it will be completed by mid-October.

Terms of share purchase

Luna and Eldorado have agreed to complete the purchase and sale of the shares of Aurizona on October 11, 2006 (the "Closing Date). The conditions precedent to the closing are normal for a transaction of this nature and include:

(a)	Luna obtaining all regulatory consents, approvals and authorizations, including acceptance of the proposed transactions by the TSX Venture Exchange;
(b)	Luna completing a private placement of common shares or other securities for net proceeds of not less than US$1,000,000; and
(c)	Eldorado and Brascan satisfying the requirements of the Shareholders' Agreement relating to share transfers, including the exchange of releases of any claims against each other and against Aurizona.

The Purchase Price is payable in cash on the Closing Date.

Luna has agreed to borrow US$5,500,000 (the "Loan"). The terms of re-payment of the Loan are as follows:

US$500,000 182 days after the Closing Date
US$2,000,000 on the first anniversary of the Closing Date
US$3,000,000 on the 2nd anniversary of the Closing Date

If Luna engages in any public or private equity financing which independently or in aggregate exceeds US$7,500,000 (the "Threshold Amount") then 50% of the net proceeds exceeding the Threshold Amount are to be paid to reduce the outstanding Loan balance.

Luna will issue a debenture as security for the Loan charging all of Luna's assets other than the Aurizona shares, Luna's interests in the Red Rock property in Nevada, and Luna's office equipment and office lease.

Luna has agreed to issue, by private placement, 3,000,000 common shares of Luna at a price of US$ 0.2233 per share (the "Private Placement").

The proceeds of the Loan and the Private Placement shall fund the payment of the Purchase Price.

Project Description

Geology

The Project area is located in the eastern part of the Guyana Shield (São Luis Craton), which contains a number of greenstone belts and felsic to mafic intrusives. Both greenstone belts and intrusive bodies host numerous gold occurrences from Venezuela in the west, to northern Brazil in the east. Major gold deposits like Omai (50mt at 1.5g/t Au) in Guyana and Las Cristinas (200mt at 1.2g/t Au) in Venezuela, have been identified. The São Luis Craton has often been correlated with West Africa, especially the Ashanti Belt of Ghana, where prominent shear zones cutting through Proterozoic rocks host various multi-million ounces gold deposits.

The surface topography in the Project area consists of rounded flat knolls which are interfingered with mangrove swamps. The land has an elevation of 2.5 to 3m above sea level.

The lateritic profile is well developed and consists of a dark red, iron-rich (limonite-goethite) crust with quartz granules and grains cemented by an iron oxide matrix. The laterite has an average thickness of 4m and shows gold enrichment where it overlies bedrock mineralization. Between the laterite and saprolite there is a mottled zone; it is argillaceous and generally occurs to a depth of 6 to 10m with no preserved structures or textures. The saprolitic zone is generally 50m thick while the weathering zone can reach a medium depth of 60 to 70m and occasionally as deep as 120m.

Geological mapping of the Project area has shown that three main geological units are present. The primary unit is an Archean aged volcano-sedimentary (greenstone) sequence, which is intruded and partially assimilated by granophyre bodies, which are of tonalitic to granodioritic composition; a later suite of mafic and ultramafic intrusives complete the package. All formations range in age from 2.6 to 1.9 billion years. The area has a structural and lithological orientation of ENE, and the greenstones show a vertical dip. Concordant with the greenstones, the granophyres occur as vertical and elongated bodies; however, they are not foliated, except for in local shears. There are several types of granophyre present, the most important being the grey granophyres, which represent the principal host rock for gold mineralization. It is believed that the grey granophyre, by intruding graphitic schists, remobilized graphite, which then scavenged gold from the hydrothermal fluid. The greenstone sequence has been altered by these fluids, and it is sheared in some locations. The alteration mineralogy includes sericite, chlorite, carbon and sulphide enrichment, carbonate, tourmaline, and silica. Flat lying quartz veins, striking ENE and dipping 10o-20o, are generally responsible for the highest-grade drillhole intersections.

Previous Work

Exploration and development work since 1978 has been led by Brascan and its various partners. Regional work has included airborne magnetics and radiometrics with follow-up ground surveys over certain regions, and broadly spaced soil sampling.

Piaba has been the main focus of work in the Aurizona region and represents the most advanced prospect. Past work on the deposit has concentrated on defining a resource within the main Piaba trend. Exploration to date has mainly been aimed at the saprolite portions of the mineralized zones, representing the low-grade bulk tonnage targets, which can be accessed by open pit operations. Parallel trends to the north and south of Piaba, the along strike extensions have not been fully tested, and the deposit is open at depth, which holds potential for future underground development.

A total of 10,251 m of diamond drilling (89 holes) and 2,411 m of RC percussion drilling (57 holes) has been drilled on the main Piaba zone. Drilling on satellite zones totals 11,702 m of diamond drilling (114 holes) and 2,052 m of RC drilling (35 holes).

Garimperos have worked the area intermittently over the years; there are over 100 known workings throughout the Aurizona region.

Infrastructure

The village of Aurizona is 1.5 km north of the Project. Road access to Aurizona has been improved. From Belem to the town of Godofrena Viana, is a good, two lane, paved highway which is approximately 415 km. From Godofrena Viana to Aurizona the route is 16 km of single lane dirt road. Aurizona has a 900m long airstrip. Air access is available by way of twin engine aircraft from Sao Luis, 230 km to the SE, or Belem,

300km to the West. Furthermore, the Project has the option of barging in bulk material and equipment to a small dock, which would need upgrading, approximately 10 km east of Aurizona.

Low voltage powerlines (13.8 kv) run into the village of Aurizona. These lines would need to be upgraded to in order to serve a mining operation; otherwise, power would need to be generated on site. Adequate water supplies exist locally.

Sufficient labour exists in Aurizona and GV; however, the availability of skilled miners is limited. Busing in skilled labourers from Belem or Sao Luis is a feasible option.

About Luna Gold Corp
Luna is a TSXV and OTCBB listed company with a focus on gold exploration in Nevada and gold development in Brazil.

On behalf of the Board of Directors

LUNA GOLD CORP.

"Tim Searcy"
Tim Searcy, P. Geo. - President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility
for the adequacy or accuracy of this release.

Regulatory Footnotes
All of Luna's exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo.. Mr. Searcy, the President and CEO of Luna Gold, is Luna's qualified person under the definition of National Instrument 43-101.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.